SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Index

1. Summary of 2009 First Quarter Business Report
2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2009

Summary of 2009 First Quarter Business Report
On May 15, 2009, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2009 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company
1.1. Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:
•	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

•	Funding of affiliate companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);

•	Capital investment in Subsidiaries or procurement of funds for the Subsidiaries;

•	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

•	Lease and provision of brand, license, etc. to Subsidiaries;

•	Other businesses permitted by relevant laws and regulations; and

•	Other businesses incidental or related to the items listed above.
1.2. Business Purposes of Key Subsidiary
The business purpose of Kookmin Bank, our key subsidiary, is to engage in the following business activities:
•	The banking business as prescribed by the Banking Act;

•	The trust business as prescribed by the Trust Business Act;

•	The credit card business as prescribed by the Specialized Credit Financial Business Act; and

•	Other businesses incidental or related to the items listed above.

1.3. History
•	September 26, 2008 Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008 Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008 Listing on the Korea Exchange

•	October 20, 2008 The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008 The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service
1.4. Overview of the Business Group
(As of March 31, 2009)

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
KB Investment & Securities
KB Asset Management
KB Real Estate Trust
KB Investment
KB Futures
KB Credit Information
KB Data Systems
2nd Tier Subsidiaries	KB Life Insurance	Kookmin Bank	Not listed
Kookmin Bank Hong Kong
Kookmin Bank International
	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	NPS-KBIC PEF No. 1.	KB Investment	Not listed

(1)	Jooeun Industrial, a Kookmin Bank subsidiary, is in liquidation. KLB Securities, also a Kookmin Bank subsidiary, is undergoing bankruptcy proceedings. In addition, Kookmin Singapore Limited and Kookmin Finance Asia Limited are in liquidation.

(2)	On April 30, 2009, the Board of Directors of the Company resolved to add KB Life Insurance as a first-tier subsidiary, which is expected to be completed by the end of June 2009 following the receipt of regulatory approval for the change in the majority shareholder of KB Life Insurance.

(3)	On May 4, 2009, Kookmin Bank Cambodia PLC was added as a second-tier subsidiary.

1.5. Capital Structure
1.5.1. Common Shares
Capital Increase
(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
Number of Shares
(Unit: shares) as of March 31, 2009

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	356,351,693	356,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	356,351,693	356,351,693

*	The number of shares outstanding includes 47,407,671 shares of common stock for which voting rights are restricted.
1.5.2. Treasury Stock
(Unit: shares)

Date	Details	Number of shares
March 31, 2009	Outstanding Treasury Shares	0
1.5.3. Voting Rights
As of March 31, 2009

Items		Number of shares	Notes
Total number of issued shares	Common shares	356,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares whose voting rights are restricted under the Securities & Exchange Act and other relevant laws and regulations	Common Shares	47,407,671	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	308,944,022	—
	Preferred shares	—	—

1.6. Dividend

September 29, 2008 to
Items		December 31, 2008
Par value per share (Won)		5,000
Net income (Won in Millions)		611,927
Earnings per share (Won)		2,134
Total cash dividends (Won in Millions)		—
Total stock dividends (Won in Millions)		—
Propensity to cash dividends (%)		—
Cash dividend yield (%)	Common Shares	—
	Preferred Shares	—
Stock dividend yield (%)	Common Shares	—
	Preferred Shares	—
Cash dividend per share (Won)	Common Shares	—
	Preferred Shares	—
Stock dividend per share (Won)	Common Shares	—
	Preferred Shares	—

2. Business
2.1.Results of Operations

	(Unit: in millions of Won)
	For the three-month period	For the period from September 29,
	ended March 31, 2009	2008 to December 31, 2008
Operating revenues	261,460	635,268
Gain on valuation of equity method investments	257,466	633,981
Interest income	3,494	1,287
Reversal of allowance for loans	500	—
Operating expenses	23,049	23,197
Loss on valuation of equity method investments	448	10,096
Interest expense	13,461	3,063
Provision for possible loan losses	0	1,000
Commission expense	2,247	2,270
Selling and administrative expenses	6,893	6,768
Operating income	238,411	612,071
2.2. Source and Use of Funds
2.2.1. Source of Funds

	(Unit: in millions of Won, %)
	As of and for the three-		As of December 31, 2008 and for
	month period ended		the period from September 29,
	March 31, 2009		2008 to December 31, 2008
	Ending		Ending
	balance	Ratio (%)	balance	Ratio (%)
Shareholders’ Equity	15,906,110	94.70	15,828,611	95.54
Common stock	1,781,758	10.61	1,781,758	10.76
Capital surplus	15,473,511	92.12	15,473,511	93.39
Capital adjustments	(3,146,561)	(18.73)	(3,145,102)	(18.98)
Accumulated other comprehensive income	926,050	5.51	1,087,503	6.56
Retained earnings	871,352	5.19	630,941	3.81
Liabilities	889,938	5.30	739,408	4.46
Borrowings & Debentures	877,760	5.23	730,572	4.41
Other liabilities	12,178	0.07	8,836	0.05

Total liabilities and shareholders’ equity	16,796,048	100.00	16,568,019	100.00

2.2.2. Use of Funds

	(Unit: in millions of Won, %)
	As of March 31, 2009		As of December 31, 2008
	Ending balance	Ratio (%)	Ending balance	Ratio (%)
Investment securities accounted for under the equity method	16,644,380	99.10	16,345,052	98.65
Kookmin Bank	15,872,598	94.50	15,506,919	93.59
KB Investment & Securities	436,660	2.60	419,267	2.53
KB Asset Management	73,489	0.44	116,458	0.70
KB Real Estate Trust	101,630	0.61	97,469	0.59
KB Investment	104,948	0.62	103,788	0.63
KB Futures	31,433	0.19	38,206	0.23
KB Credit Information	20,613	0.12	44,488	0.27
KB Data Systems	3,009	0.02	18,457	0.11
Loans	99,500	0.59	199,000	1.20
Property and equipment	2,884	0.02	3,214	0.02
Cash and due from banks	25,778	0.15	1,849	0.01
Other assets	23,506	0.14	18,904	0.12

Total	16,796,048	100.00	16,568,019	100.00

2.3. Other Information for Investment Decision
2.3.1. BIS Risk-adjusted Capital Ratios

	(Unit: in millions of Won, %)
	As of March 31, 2009		As of December 31, 2008
Total Capital (A)	22,179,651		21,937,230
Risk-weighted assets (B)	193,674,601		187,086,336
BIS ratio (A/B)(1)	11.45	(2)	11.73

(1)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

(2)	Estimate
2.3.2. Credit ratings

		Credit	Company	Evaluation
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Category
03/12/2009	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
03/12/2009	Debentures	AAA	NICE Ratings (AAA ~ D)	Case evaluation
03/12/2009	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation

3. Financial Information
3.1. Non-Consolidated Condensed Financial Information

	(Unit: in millions of Won, except per share amounts)
	As of and for the	As of December 31, 2008
	three-month period	and for the period from
	ended March 31,	September 29, 2008 to
	2009	December 31, 2008
Assets
Cash and due from banks	25,778	1,849
Equity method investments	16,644,380	16,345,052
Loans receivable	99,500	199,000
Property and equipment	2,884	3,214
Other assets	23,506	18,904
Total assets	16,796,048	16,568,019
Liabilities
Borrowings & Debentures	877,760	730,572
Other liabilities	12,178	8,836
Total liabilities	889,938	739,408
Shareholders’ equity
Common stock	1,781,758	1,781,758
Capital surplus	15,473,511	15,473,511
Capital adjustment	(3,146,561)	(3,145,102)
Accumulated other comprehensive income (loss)	926,050	1,087,503
Retained earnings	871,352	630,941
Total shareholders’ equity	15,906,110	15,828,611
Total liabilities and shareholders’ equity	16,796,048	16,568,019
Operating revenues	261,460	635,268
Operating income (loss)	238,411	612,071
Income (loss) from continuing operations	238,331	611,927
Net income (loss)	238,331	611,927
Earnings per share — basic	771	2,134
Earnings per share — diluted	771	2,134

3.2.Consolidated Condensed Financial Information

(Unit: in millions of Won)
As of December 31, 2008
and for the period from
September 29, 2008 to
December 31, 2008
Assets
Cash and due from banks	8,316,197
Equity method investments	38,985,268
Loans	198,930,186
Property and equipment	3,502,549
Other assets	17,814,591
Total assets	267,548,791
Liabilities
Deposits	162,210,372
Borrowings	63,495,480
Other liabilities	25,780,892
Total liabilities	251,486,744
Shareholders’ equity
Common stock	1,781,758
Capital surplus	15,473,511
Capital adjustment	(3,145,102)
Accumulated other comprehensive income (loss)	1,087,503
Retained earnings	630,941
Minority Interest	233,436
Total shareholders’ equity	16,062,047
Total liabilities and shareholders’ equity	267,548,791
Operating revenues	29,729,283
Operating income	627,301
Income from continuing operations	609,828
Net income (loss)	609,828
Net income (loss) for controlling interest	611,927
Number of consolidated companies	12
3.3. Other Financial Information
See Exhibit 99.1 — KB Financial Group Review Report by our independent auditors for our full financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

4. Independent Public Accountants
4.1. Audit / Review Services

			(units: millions of Won, hours)
				Accrued Time
Period	Auditor	Activity	Compensation	(hrs)
January 1 to March 31, 2009	Samil PricewaterhouseCoopers	First quarter review	250 (annualized basis)	840

September 29 to December 31, 2008	Samil PricewaterhouseCoopers	Annual audit Interim audit, etc.	170	1,527 2,094
4.2. Non-Audit Services
     Not applicable

5. Corporate Governance and Affiliated Companies
5.1. Board of Directors & Committees under the Board
The board of directors currently consists of three executive directors and nine non-executive directors. The following committees currently serve under our board of directors:
•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors below.
5.2. Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors
5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members
(Unit: in millions of Won)

		Total payment
		(for the
		three-month period
	Total amount approved	ended March 31,
	at Shareholders’	2009)	Average payment
	Meeting (1)	(2) (5) (7)	per person (3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	5,000	689	345	(4)
Non-executive Directors (excluding audit committee members)	5,000	70	17.5	4 persons
Non-executive Directors who are audit committee members	5,000	91	18.2	5 persons
Executive Officers	—	353	118	(6)

(1)	Excludes long-term incentives.

(2)	Represents total amount paid as of March 31, 2009 (excludes long-term incentives of executive officers, which have not been granted).

(3)	Represents (i) the total amount paid for the three-month period ended March 31, 2009 divided by (ii) the total number of persons.

(4)	Excludes compensation to directors who concurrently hold more than one position within the Company and its subsidiaries (Vice Chairman of the Company).

(5)	Compensation to directors is subject to the Company’s internal policies on compensation to directors.

(6)	Excludes compensation to directors who concurrently hold more than one position within the Company and its Subsidiaries (Chief Information Officer of the Company)

(7)	In addition to the total payments as presented in the table, we recorded KRW 166.6 million on our financial statements as of and for the three-month period ended March 31, 2009 with respect to performance-based long-term incentives to directors, the payment and amount of which are determined following the expiration of their terms of office.

5.4. Affiliated Companies
5.4.1. List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of March 31, 2009 are as follows.
•	Kookmin Bank (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

•	KB Asset Management (100.00%)

•	KB Futures (100.00%)

•	KB Investment & Securities (100.00%)

6. Directors, Senior Management and Employees
6.1. Executive Directors
Our three executive directors consist of the Chairman & CEO, Vice Chairman and President & Chief Operating Officer as of March 31, 2009.
The names and positions of our executive directors, and the number of shares of KB Financial Group’s common stock they own are set forth below as of March 31, 2009.

Name	Date of Birth	Position	Common Shares Owned

Young-Key Hwang	10/29/1952	Chairman & CEO	4,540
Chung Won Kang	12/19/1950	Vice Chairman	—
Jung Hoe Kim	09/19/1949	President & Chief Operating Officer	1,628
6.2. Non-Executive Directors
Our current non-executive directors and the number of shares of KB Financial Group’s common stock they own as of March 31, 2009 are as follows.

Name	Date of Birth	Position	Common Shares Owned

Dam Cho	08/01/1952	Non-Executive Director	1,120
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	1,867
Bo Kyung Byun	08/09/1953	Non-Executive Director	860
Sang Moon Hahm	02/02/1954	Non-Executive Director	980
Han Kim	02/17/1954	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Jae Mok Jo	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	930

6.3. Senior Management
In addition to the executive directors who are also our executive officers, we had the following four executive officers as of March 31, 2009.

Name	Date of Birth	Position	Common Shares Owned

Donghyun Ji	04/22/1958	Deputy President &	630
		Chief Strategy Officer
Kap Shin	09/04/1955	Deputy President &	527
		Chief Financial Officer
Byung Kun Oh	01/06/1953	Deputy President & Chief Human Resources Officer	869
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,866

6.4. Employees
The following table shows the breakdown of our employees as of March 31, 2009.
(Unit: in millions of Won)

			Total Payment
			(for the
			three-month period
	Number of	Average Tenure of	ended March 31,	Average Payment
	Employees	Employees (years)	2009)(1)	per Person(2)

Total	103	6 months	2,799	27

(1)	Represents the total amount paid for the three-month period ended March 31, 2009.

(2)	Represents (i) the total amount paid for the three-month period ended March 31, 2009 divided by (ii) the total number of employees.

7. Major Stockholders and Related Party Transactions
7.1. Major Stockholders
The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2008:

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank	47,407,671	13.30
Citibank, N.A.(1)	37,396,581	10.49
Korean National Pension Service	23,284,404	6.53
ING Bank N.V.	18,045,437	5.06

(1)	Depositary under the Company’s ADR program.

*	As of March 27, 2009, Korean National Pension Service held 22,548,541 shares of our common stock, representing 6.33% of our total issued shares.
7.2. Changes in the Largest Shareholder
As of March 31, 2009

	(Unit: Shares, %)
	Date of Change/
	Date of Change in	Number of Shares of	Percentage of Total
Name	Ownership Level	Common Stock	Issued Shares
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change / change in ownership level is the date as indicated on the public filing disclosing changes in shareholdings in the Company.

7.3. Investments in Affiliated Companies
As of March 31, 2009

	(Units: shares, millions of Won, %)
	Ending balance			Total Assets as of	Net Income
	Number of	Shareholding		the end of the	for the latest
Name	shares	percentage	Book value	latest fiscal year	fiscal year	Notes(1)
Kookmin Bank	496,379,116	100	15,872,598	262,093,177	1,510,784	As of or for the year ended December 31, 2008
KB Investment & Securities	15,600,000	100	436,660	1,049,661	46,972	As of and for the period from April 1, 2008 to March 31, 2009
KB Asset Management	7,667,550	100	73,489	103,669	27,864	As of and for the period from April 1, 2008 to March 31, 2009
KB Real Estate Trust	16,000,000	100	101,630	221,353	1,176	As of or for the year ended December 31, 2008
KB Investment	8,951,797	100	104,948	115,385	3,193	As of or for the year ended December 31, 2008
KB Futures	4,000,000	100	31,433	165,571	5,688	As of and for the period from April 1, 2008 to March 31, 2009
KB Credit Information	1,252,400	100	20,613	50,573	4,131	As of or for the year ended December 31, 2008
KB Data Systems	800,000	100	3,009	46,532	6,279	As of or for the year ended December 31, 2008

Total	550,650,863	—	16,644,380	—	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

(1)	The total assets and the net income stated above are based on the non-consolidated financial statements of each subsidiary as of and for the period stated in the above notes.

7.4. Related Party Transactions
7.4.1. Equity Investments in Subsidiaries
The Company acquired the common shares of the Subsidiaries listed above in “7.3. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company.
7.4.2. Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)
Date: May 15, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO